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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Global Telecom & Technology, Inc.

(Name of Issuer)
Common Stock, par value $.0001 per share

(Title of Class of Securities)
378979 10 8
          (CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Rhodric C. Hackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,804,854(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,804,854(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,804,854(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.1%(2)

12	TYPE OF REPORTING PERSON

IN
(1) Includes 36,154 shares of common stock owned by the Hackman Family Trust, 18,900 shares of common stock owned by Mercator Capital L.L.C., 1,017,200 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants held by the Hackman Family Trust and 732,600 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants held by Mercator Capital L.L.C.
(2) Based on 14,479,678 shares outstanding as of December 31, 2007, as reported on the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 14, 2008.

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). David Ballarini

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		990,025(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		751,500(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		990,025(1)

WITH:	8	SHARED DISPOSITIVE POWER

751,500(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,741,525(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.5%(3)

12	TYPE OF REPORTING PERSON

IN
(1) Includes 990,000 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants.
(2) Includes 18,900 shares of common stock owned by Mercator Capital L.L.C. and 732,600 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants held by Mercator Capital L.L.C.
(3) Based on 14,479,678 shares outstanding as of December 31, 2007, as reported on the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 14, 2008.

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Lior Samuelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,027,225(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		751,500(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,027,225(1)

WITH:	8	SHARED DISPOSITIVE POWER

751,500(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,778,725(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.0%(3)

12	TYPE OF REPORTING PERSON

IN
(1) Includes 1,017,200 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants.
(2) Includes 18,900 shares of common stock owned by Mercator Capital L.L.C. and 732,600 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants held by Mercator Capital L.L.C.
(3) Based on 14,479,678 shares outstanding as of December 31, 2007, as reported on the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 14, 2008.

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Hackman Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

	5	SOLE VOTING POWER

NUMBER OF		1,053,354(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		751,500(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,053,354(1)

WITH:	8	SHARED DISPOSITIVE POWER

751,500(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,804,854(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.1%(3)

12	TYPE OF REPORTING PERSON

IN
(1) Includes 1,017,200 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants.
(2) Includes 18,900 shares of common stock owned by Mercator Capital L.L.C. and 732,600 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants held by Mercator Capital L.L.C.
(3) Based on 14,479,678 shares outstanding as of December 31, 2007, as reported on the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 14, 2008.

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). Mercator Capital L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		751,500(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

751,500(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

751,500(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%(2)

12	TYPE OF REPORTING PERSON

IN
(1) Includes 732,600 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants.
(2) Based on 14,479,678 shares outstanding as of December 31, 2007, as reported on the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 14, 2008.

Item 1(a): Name of Issuer.
Global Telecom & Technology, Inc.
Item 1(b): Address of Issuer’s Principal Executive Offices.
848 Westpark Drive, Suite 720
McLean, Virginia 22102
Item 2(a): Name of Person Filing.
Rhodric C. Hackman (“Hackman”)
David Ballarini (“Ballarini”)
Lior Samuelson (“Samuelson”)
Hackman Family Trust (“HFT”)
Mercator Capital L.L.C. (“Mercator”)
Item 2(b): Address of Principal Business Office or, if none, Residence.
Each of Hackman, Ballarini, Samuelson, HFT and Mercator:
c/o Mercator Capital L.L.C.
One Fountain Square
11911 Freedom Drive, Suite 590
Reston, Virginia 20190
Item 2(c): Citizenship.
Each of Hackman, Ballarini and Samuelson is a citizen of the United States.
HFT is a trust formed under the laws of the Commonwealth of Virginia. Mercator is a Virginia limited liability company.
Item 2(d): Title of Class of Securities.
Common Stock, par value $.0001 per share (the “Common Stock”).
Item 2(e): CUSIP Number.
378979 10 8

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4: Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)    Amount Beneficially Owned:

Ballarini is the record holder of 990,025 shares of Common Stock including 990,000 shares of Common Stock issuable upon the exercise of warrants.
Samuelson is the record holder of 1,027,225 shares of Common Stock including 1,017,200 shares of Common Stock issuable upon the exercise of warrants.
HFT is the record holder of 1,053,354 shares of Common Stock (the “HFT Shares”) including 1,017,200 shares of Common Stock issuable upon the exercise of warrants. As co-trustee of HFT along with his spouse, Hackman may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of the HFT Shares. Hackman disclaims ownership of the HFT Shares except to the extent of his pecuniary interest therein.
Mercator is the record holder of 751,500 shares of Common Stock (the “Mercator Shares”) including 732,600 shares of common stock issuable upon the exercise of warrants. As the principals of Mercator, each of HFT, Ballarini and Samuelson have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of the Mercator Shares. Each of HFT, Ballarini and Samuelson disclaims ownership of the Mercator Shares except to the extent of his or its pecuniary interest therein.
(b)	Percent of Class:
See Item 11 of each cover page.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.
Item 5: Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8: Identification and Classification of Members of the Group.
Not Applicable. Each of the Reporting Persons expressly disclaims membership in a “group” as defined in Rule 13d-1(b)(ii)(J).
Item 9: Notice of Dissolution of Group.
Not Applicable
Item 10: Certification.
Not Applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

RHODRIC C. HACKMAN

*

Rhodric C. Hackman

DAVID BALLARINI

*

David Ballarini

LIOR SAMUELSON

*

Lior Samuelson

HACKMAN FAMILY TRUST

By: *

Name: Rhodric C. Hackman
Title: Principal

MERCATOR CAPITAL L.L.C.

By: *

Name: Rhodric C. Hackman
Title: Principal

* By:	/s/ Christopher Davis Christopher Davis, in his
Capacity as attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description
1	Joint Filing Agreement.

2	Rhodric C. Hackman Power of Attorney.

3	David Ballarini Power of Attorney.

4	Lior Samuelson Power of Attorney.

5	Hackman Family Trust Power of Attorney.

6	Mercator Capital L.L.C. Power of Attorney.

Exhibit 1
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Global Telecom & Technology, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
     Dated: February  14, 2008

RHODRIC C. HACKMAN

By: *

Name: Rhodric C. Hackman

DAVID BALLARINI

By: *

Name: David Ballarini

LIOR SAMUELSON

By: *

Name: Lior Samuelson

HACKMAN FAMILY TRUST

By: *

Name: Rhodric C. Hackman
Title: Trustee

MERCATOR CAPITAL L.L.C.

By: *

Name: Rhodric C. Hackman
Title: Principal

*By:	/s/ Christopher Davis
Christopher Davis, in his
capacity as attorney-in-fact

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 18th day of October 2006.

/s/ Rhodric C. Hackman
Name:	Rhodric C. Hackman

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 18th day of October 2006.

/s/ David Ballarini
Name:	David Ballarini

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 18th day of October 2006.

/s/ Lior Samuelson
Name:	Lior Samuelson

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 24th day of October 2006.

HACKMAN FAMILY TRUST.
/s/ Rhodric C. Hackman
Name:	Rhodric C. Hackman
Title:	Trustee

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint each and any of Michael Romano, Jason Simon and Christopher Davis his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to:
     1. Sign any and all instruments, certificates and documents appropriate or required to be executed on behalf of the undersigned pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission (the “SEC”), and with any other entity when and if such is mandated by the Exchange Act or by the Bylaws of the National Association of Securities Dealers;
     2. prepare, execute, acknowledge, deliver and file a Form ID (including any amendments or authentications thereto) with respect to obtaining EDGAR codes, with the SEC;
     3. seek or obtain, as the representative of the undersigned and on behalf of the undersigned, information on transactions in Global Telecom & Technology, Inc.’s (the “Company”)securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to such attorneys-in-fact and the undersigned approves and ratifies any such release of information; and
     4. perform any and all other acts which in the discretion of such attorneys-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.
     The undersigned acknowledges that:
     1. this Power of Attorney authorizes, but does not require, such attorneys-in-fact to act in their discretion on information provided to such attorneys-in-fact without independent verification of such information;
     2. any documents prepared and/or executed by such attorneys-in-fact on behalf of any of the undersigned pursuant to this Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     3. neither the Company nor such attorneys-in-fact assumes (a) any liability for responsibility to comply with the requirements of the Exchange Act for any of the undersigned, (b) any liability for any failure to comply with such requirements for any of the undersigned, or (c) any obligation or liability for profit disgorgement under Section 16(b) of the Exchange Act for any of the undersigned; and

     4. this Power of Attorney does not relieve any of the undersigned from responsibility for compliance with each of the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13 and 16 of the Exchange Act.
     The undersigned hereby gives and grants the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as each of the undersigned might or could do if present, with full power of substitution and revocation, hereby ratifying all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, of, for and on behalf of each of the undersigned, shall lawfully do or cause to be done by virtue of this Power of Attorney.
     This Power of Attorney shall remain in full force and effect until revoked by each of the undersigned in a signed writing delivered to such attorneys-in-fact.
     IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 24th day of October 2006.

MERCATOR CAPITAL L.L.C.
/s/ Rhodric C. Hackman
Name:	Rhodric C. Hackman
Title:	Partner